ROPES & GRAY LLP
THREE EMBARCADERO CENTER
SAN FRANCISCO, CA 94111-4006
WWW.ROPESGRAY.COM

Jimena Acuña Smith
T +1 415 315 2306
jimena.smith@ropesgray.com

May 19, 2025

BY EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Attention: Ken Ellington

Re:	Impax Funds Series Trust I (Registration Nos. 002-38679, 811-02064) and Impax Funds Series Trust III (Registration Nos. 333-194601, 811-22935) (the “Registrants”)

Dear Mr. Ellington,

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that you provided telephonically on May 14, 2025 in connection with the Registrants’ annual financial statements and Form N-CSR (together, the “Annual Report”) filed on March 6, 2025. The Staff’s comments are summarized below, and each is followed by our response. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Annual Report.

1.	Comment. The Staff notes that the Table of Contents lists Impax International Sustainable Economy Fund’s Schedule of Investments twice and does not list Impax Global Sustainable Infrastructure Fund’s Schedule of Investments. Please confirm that the Table of Contents will be updated in future N-CSR filings.

Response. The Registrants will update the Table of Contents in future N-CSR filings.

2.	Comment. In future N-CSR filings, please include disclosure responsive to Items 4(i) and (j), even if those items are not applicable to the Registrants.

Response. The Registrants will include disclosure responsive to Items 4(i) and (j) in future N-CSR filings.

* * * * *

We hope that the foregoing responses adequately address the Staff’s comments. Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/ Jimena Acuña Smith
Jimena Acuña Smith